SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION

PURSUANT TO SECTIONS 6(c) AND 17(d) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF

SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT TRANSACTIONS

VAN ECK FUNDS

VAN ECK WORLDWIDE INSURANCE TRUST

GLOBAL ENERGY OPPORTUNITY PARTNERS LP

GLOBAL ENERGY OPPORTUNITY FUND, LTD.

VAN ECK ASSOCIATES CORPORATION

And

VAN ECK ABSOLUTE RETURN ADVISERS CORPORATION

Communications, Notice and Order to:

Joseph J. McBrien, Esq.

Senior Vice President and General Counsel

Van Eck Associates Corporation

335 Madison Avenue, 19th Floor

New York, NY 10017-4632

(212) 293-2031

Copies to:

Philip H. Newman, Esq.

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1558

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	:
	:	APPLICATION PURSUANT TO
Van Eck Funds	:	SECTIONS 6(c) AND 17(d) OF THE
Van Eck Worldwide Insurance Trust	:	INVESTMENT COMPANY ACT OF
Global Energy Opportunity Partners LP	:	1940 AND RULE 17d-1 THEREUNDER
Global Energy Opportunity Fund, Ltd.	:	FOR AN ORDER OF EXEMPTION
Van Eck Associates Corporation	:	FROM CERTAIN PROVISIONS OF
and Van Eck Absolute Return Advisers	:	SECTION 17(d) AND RULE 17d-1 TO
Corporation	:	PERMIT CERTAIN JOINT
	:	TRANSACTIONS
File Number: 812-_______________	:
:

I.	Introduction

Van Eck Funds (“VEF”) and Van Eck Worldwide Insurance Trust (“WWIT”), each, a registered open-end management investment company (each, an “Existing Investment Company”, and collectively, the “Existing Investment Companies”); Global Energy Opportunity Partners LP (“GEO LP”) and Global Energy Opportunity Fund, Ltd. (“GEO Ltd.”), each, a private investment company (each, an “Existing Unregistered Account”, and collectively, the “Existing Unregistered Accounts”); Van Eck Associates Corporation (“VEAC”), the investment adviser of each Existing Investment Company; and Van Eck Absolute Return Advisers Corporation, the general partner of GEO LP and the investment adviser of GEO Ltd. (“VEARA”, and together with the Existing Investment Companies, the Existing Unregistered Accounts and VEAC, the “Applicants”), hereby apply for an Order from the Securities and Exchange Commission

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(the “Commission”) on behalf of the following: (i) each Existing Investment Company; (ii) each existing or future portfolio series of an Existing Investment Company (such portfolio series being referred to as the “Existing Investment Company Funds”), (iii) all other existing or future registered investment companies (the “Other Investment Companies”) for which VEAC or any other person controlling, controlled by or under common control with VEAC serves as investment adviser or subadviser (such investment advisers, together with VEAC and VEARA, being referred to herein as the “Van Eck Advisers”); (iv) each existing and future portfolio series of each Other Investment Company (such portfolio series, together with the Existing Investment Company Funds, being referred to as the “Funds”), (v) the Existing Unregistered Accounts; (vi) all other existing or future accounts or pooled investment vehicles that are not registered investment companies and for which VEARA or another Van Eck Adviser serves as general partner, manager and/or investment adviser or in a similar capacity (such accounts and investment funds, together with the Existing Unregistered Accounts, being referred to as the “Unregistered Accounts”); and (vii) the Van Eck Advisers.1

II.	Relief Requested

Applicants request an order under Sections 6(c) and 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder granting exemptive relief from Section 17(d) and Rule 17d-1 of the Act to the extent necessary to permit the Funds to (a) invest jointly among themselves and/or with one or more of the

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1 All entities that currently intend to rely on the requested order are named as Applicants. All other existing or future entities that will rely on the requested order will comply with the terms and conditions of the Application.

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Unregistered Accounts in private placement2 transactions, the terms of which, including, but not limited to, price, conversion and maturity provisions, call protections, and other financial covenants, may have been negotiated by Applicants (“Covered Private Placements”); (b) make follow-on investments in Covered Private Placements of such issuers (“Follow-On Investments”); and (c) exercise warrants, conversion privileges, and other rights associated with Covered Private Placements acquired under (a) and (b) above (the actions described in (a), (b) and (c) are, collectively, “Joint Investments”).3

VEAC is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is the investment adviser to the Funds. VEARA, a wholly-owned subsidiary of VEAC, is an investment adviser registered with the Commission under the Advisers Act, and is currently the general partner and/or investment adviser to one or more of the Unregistered Accounts. VEAC and VEARA share investment personnel in certain investment asset categories, including “hard assets” (which include real estate, precious and industrial metals, oil and gas, and commodity derivatives). VEAC’s and VEARA’s shared investment personnel are assigned to investment management teams that are responsible for managing accounts, including Funds and Unregistered Accounts, in their corresponding areas of expertise. In managing

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2 The term "private placement", as used in the Application, refers to a transaction in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended.

3 In Massachusetts Mutual Life Insurance Company, SEC no-action letter (pub. Avail. June 7, 2000, updated on July 28, 2000) (“MassMutual”), the staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated (“Non-Negotiated Private Placements”). Applicants intend to rely on MassMutual to aggregate orders among the Funds and Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements. Accordingly, as used in this Application, the terms “Covered Private Placement”, “Follow-On Investment” and “Joint Investment” shall not include any Non-Negotiated Private Placement.

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the Unregistered Accounts, an investment team may from time to time identify opportunities to participate in Covered Private Placements that would be attractive to one or more of the Funds. Currently, it is anticipated that the investment team that manages GEO LP and GEO Ltd. may identify such investment opportunities in Covered Private Placements that may be attractive to certain of the Funds. Accordingly, the investment team may recommend that one or more of the Funds invest in the same Covered Private Placements as one or more of the Unregistered Accounts.4 However, such Joint Investments by the Funds and/or the Unregistered Accounts may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder. Section 17(d), as implemented by Rule 17d-1, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company, as well as affiliated persons of such affiliated persons or principal underwriters, from participating as principals in any joint arrangement with such registered investment company, unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1. The Funds and Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because each of the Funds and each of the Unregistered Accounts is sponsored and managed by a Van Eck Adviser, and, accordingly, each of the Funds and each of the Unregistered Accounts may be deemed to be affiliated persons of one another, and/or affiliated persons of affiliated persons of one another within the meaning of Section 2(a)(3)(C) of the Act.

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4 It is not expected that any of the Funds will engage in Joint Investments with any of the Unregistered Accounts in private placement securities on more than an occasional basis.

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Applicants believe that it is in the best interests of the Funds to be able to invest jointly with the Unregistered Accounts in such Covered Private Placements. Applicants believe that the Conditions set forth in this Application, which are based upon relevant conditions set forth in previous exemptive applications granted by the Commission, will ensure the protection of the Funds’ and the Unregistered Accounts’ investors and compliance with the purposes and policies of the Act with respect to each Joint Investment.

This Application seeks relief on a prospective basis to (i) avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Joint Investment that arises in the future, (ii) enable the Funds and the Unregistered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) enable the Funds and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

III.	The Applicants
A.	The Existing Investment Companies

VEF is a Massachusetts business trust organized on April 3, 1985. It is registered with the Commission as an open-end management investment company of the series type. VEF currently has four separate series: Emerging Markets Fund, which invests primarily in equity securities in emerging markets around the world; Global Hard Assets Fund, which invests in “hard assets” securities, including real estate, precious and industrial metals, oil and gas, and commodity derivatives; International Investors Gold

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Fund, which invests primarily in securities of companies in the gold-mining companies; and Multi-Manager Alternatives Fund, which seeks to achieve consistent absolute (positive) returns in various market cycles.

WWIT is a Massachusetts business trust organized on January 7, 1987 with the name Van Eck Investments Trust. On April 12, 1995, Van Eck Investments Trust began operating under its current name. It is registered with the Commission as an open-end management investment company of the series type. WWIT currently has four series: Worldwide Bond Fund, which invests primarily in a variety of debt securities; Worldwide Emerging Markets Fund, which invests primarily in equity securities in emerging markets around the world; Worldwide Hard Assets Fund, which invests in “hard assets” securities, including real estate, precious and industrial metals, oil and gas, and commodity derivatives; and Worldwide Multi-Manager Alternatives Fund, which seeks to achieve consistent absolute (positive) returns in various market cycles. Shares of the WWIT Funds are not sold to the public, but are offered exclusively to registered separate accounts of variable annuity and variable life insurance contracts issued by various insurance companies.

Each of the Boards of Trustees of VEF and WWIT has the authority to add additional series to each of VEF and WWIT, respectively, in the future. Each of the Boards of Trustees of VEF and WWIT currently consists of the same individuals, none of whom is an “interested person” of VEF or WWIT or any portfolio series thereof (collectively, the “Independent Trustees”). The Boards comply at all times with fund governance standards as set forth in Rule 0-1(a)(7) under the Act, such that a majority of the Board will be Independent Trustees, and the nomination of new or additional

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Independent Trustees will be placed with the discretion of the then existing Independent Trustees.

Van Eck Securities Corporation, a wholly owned subsidiary of VEAC, serves as the principal underwriter and distributor of the Existing Investment Company Funds pursuant to separate distribution agreements with each Existing Investment Company.

B.	The Unregistered Accounts

GEO LP is a Delaware limited partnership that qualifies for exception from the definition of investment company under section 3(c)(7) of the Act. VEARA is the general partner of GEO LP and is responsible for management of its portfolio. GEO LP seeks appreciation of assets over the long-term primarily through investments in publicly traded energy securities, non-public energy investments, energy commodities and various financial instruments.

GEO Ltd. is a company incorporated and existing under the laws of the Cayman Islands. VEARA serves as the investment manager of GEO Ltd. and manages the assets of GEO Ltd. according to substantially the same investment strategy as GEO LP. GEO Ltd. offers three classes of Common Shares: Class A Shares, Class B Shares and Class C Shares. Class A Shares and Class B Shares have identical rights and privileges, except that Class B Shares do not participate in any investment by GEO Ltd. in “New Issues” as defined by the Financial Industry Regulatory Authority (“FINRA”).

The compensation paid to VEARA by GEO LP consists of (i) a quarterly management fee calculated at the rate of 1.5% per annum of each limited partner’s capital account, and (ii) an amount payable annually equal to 20% of each limited partner’s share

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of net profits. The compensation paid to VEARA by GEO Ltd. consists of (i) a quarterly management fee calculated at the rate of 1.5% per annum of the average net assets of GEO Ltd., and (ii) an amount payable annually equal to 20% of the net profits. The compensation paid by GEO LP and GEO Ltd. out of profits (in each case, an “Incentive Fee”) is generally calculated taking into account realized and unrealized gains and losses, if any, subject to a “loss carryforward,” such that no Incentive Fee is paid to VEARA until any net loss previously allocated has been offset by subsequent net profits, and subject to a further reduction by the amount by which the cumulative Incentive Fee from a year in which net losses were realized and the immediately preceding three fiscal years exceeds 20% of the cumulative net profits in excess of the cumulative net losses allocated during such period. As of November 30, 2009, GEO LP had approximately $17 million in net assets and GEO Ltd. had approximately $0.76 million in net assets.

VEARA currently also serves as general partner and/or investment adviser to the following additional Unregistered Accounts: Hard Asset Partners LP, Hard Assets Portfolio Ltd., Hard Asset 2X Partners LP, Hard Assets 2X Fund Ltd., Hard Assets 2X Master Fund Ltd., Hard Assets Opportunity Fund LP, Hard Assets Opportunity Fund Ltd., Hard Assets Opportunity Master Fund Ltd., G-175 Strategies LP, G-175 Strategies Ltd., and G-175 Strategies Master Fund Ltd. From time to time, VEARA and/or another Van Eck Adviser may manage other Unregistered Accounts.

C.	VEAC

VEAC is a Delaware corporation organized in 1984. VEAC is registered with the Commission as an investment adviser under the Advisers Act, and provides investment management services either directly or indirectly to institutional and retail

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clients. Total assets under management by VEAC and its affiliates, as of November 30, 2009 were approximately $18.8 billion.

VEAC serves as investment adviser to the Funds pursuant to separate investment advisory agreements with each of VEF and WWIT (the “Advisory Agreements”). VEAC has retained the services of sub-advisers to manage the assets of the Multi-Manager Alternatives Fund series of Van Eck Funds and the Worldwide Multi-Manager Alternatives Fund series of WWIT. Under the terms of the Advisory Agreements, and subject to the overall supervision of the Boards of the Funds, VEAC is responsible for providing general, overall advice and guidance with respect to the Funds and for providing advice and guidance to the Boards of the Funds. In carrying out its duties, VEAC is required to provide a continuous investment program for each Fund and to determine the composition of the assets of each Fund, including the determination of the purchase, retention, or sale of the securities, cash and other investments for each Fund. VEAC may provide other advisory services to the Funds. It is required to report regularly to the Boards of the Funds on the investment program for each Fund, as well as the issuers and securities represented in each Fund’s portfolio, and to furnish the Boards of the Funds with such other periodic and special reports it may reasonably request. For providing services to the Funds, pursuant to the terms of the Advisory Agreements, VEAC receives an advisory fee that is based on the average daily net assets of each Fund, deducted daily from the assets of each Fund. The Advisory Agreements also provide that VEAC shall pay the expenses associated with maintaining its staff and personnel and shall, at its own expense, provide all services, equipment, office space and facilities necessary to perform its obligations under the Advisory Agreements. VEAC

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also may serve as administrator with respect to certain of the Funds and provide or procure at such Funds’ expense administrative services for the Funds (including legal, accounting and audit, custody, transfer agency, and other services necessary for the operation of such Funds).

D.	VEARA

VEARA is a Delaware corporation and is registered with the Commission as an investment adviser under the Advisers Act. Currently, VEARA serves as the general partner and/or the investment adviser of the Unregistered Accounts pursuant to agreements between each of the Unregistered Accounts and VEARA. Total assets under management by VEARA, as of November 30, 2009 were approximately $624.8 million.

IV.	Applicants’ Legal Analysis

Section 6(c) of the Act provides that the Commission may by order upon application, conditionally or unconditionally, exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the Act or from any rule thereunder if the exemption would be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the Act.

Rule 17d-1 under the Act permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered or controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less

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advantageous than, that of other participants. Applicants believe that the activities proposed in this Application with respect to the Joint Investments satisfy the standards for exemptive relief under Section 6(c) and Rule 17d-1 for the reasons stated below.

Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission. The Commission has adopted Rule 17d-1, which generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions. Rule 17d-1 defines a “joint enterprise or other joint arrangement or profit sharing plan” to include “any plan, contract, arrangement, practice or understanding concerning an enterprise or undertaking” in which a registered fund and its affiliated person have “a joint, or a joint and several participation, or share in the profits of such enterprise or undertaking” (a “Prohibited Transaction”).

The Funds and the Unregistered Accounts are sponsored and managed by Van Eck Advisers. Therefore, the Van Eck Advisers are affiliated persons of the Funds within the meaning of Section 2(a)(3)(E) of the Act. The Van Eck Advisers also could be deemed to be affiliated persons of the Funds or Unregistered Accounts under Section 2(a)(3)(C) to the extent the Van Eck Advisers is deemed to control them. Accordingly, the Funds and the Unregistered Accounts could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the Van Eck Advisers, and/or affiliated persons of affiliated persons.

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Assuming that the Funds and the Unregistered Accounts are affiliated persons of one another, the Commission could take the position that the proposed Joint Investments constitute Prohibited Transactions under Section 17(d) and Rule 17d-1.

Congress enacted Section 17(d) to insure “fair dealing and no overreaching” in connection with joint transactions involving a registered investment company and its affiliated persons. See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”). The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d-1 are “designed to regulate, among other things, certain situations in which persons making the investment decisions for the investment company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.” See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1). Because Rule 17d-1 broadly defines a “joint enterprise or other joint arrangement or profit sharing plan” to include any “plan, contract, arrangement, practice or understanding in which the registered investment company and its affiliated person have a joint . . . participation in, or share in the profits of,” the Commission’s Division of Investment Management has acknowledged that there is “considerable uncertainty about the scope of Section 17(d) and Rule 17d-1.” See The Chase Manhattan Bank (pub. avail. July 24, 2001).

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As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d-1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies). The staff of the Commission previously has stated its position that the “mere aggregation” of client orders would not constitute a prohibited joint transaction under Section 17(d) and Rule 17d-1, provided that the registered fund participated on terms no less advantageous than those of any other participant. See SMC Capital (pub. avail. September 5, 1995) (“SMC”) and Pretzel & Stouffer (pub. avail. December 1, 1995). In SMC, the staff of the Commission noted that, because the request for no-action relief did “not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities.”

In MassMutual (see footnote 2 above), the staff of the Commission took a no-action position with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements (as defined in footnote 2 above). As noted above, Applicants intend to rely on MassMutual to aggregate orders for the Funds and the Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements.

Applicants are requesting that the Commission issue an order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which terms other than price may be negotiated, among the Funds and the Unregistered Accounts. Applicants believe that allowing such Joint Transactions in Covered Private Placements,

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as contemplated herein, would allow the Funds to participate in attractive investments that otherwise may not be permissible to a Fund simply because another Fund or an Unregistered Accounts is contemplating making the same investment.

Applicants submit that the Conditions set forth in this Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d-1 were designed to prevent would not be present or would be resolved in a manner fair to the Funds, and none of the Funds would participate in any Joint Investment in a Covered Private Placement on terms less advantageous than any of the Unregistered Accounts, nor would any Van Eck Adviser favor any participant in such a Joint Investment over any other participant. Accordingly, Applicants submit that there is no basis on which to conclude that any Joint Investment made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to a Fund, on a basis different from or less advantageous than that of the other participants.

V.	Precedents

The Commission previously has issued an order granting relief similar to that requested in this Application. See Special Value Opportunities Fund, LLC, et al., Investment Company Act Release Nos. 27287 (April 18, 2006) (notice) and 27316 (May 9, 2006) (order) (“Special Value”). This Application requests relief only with respect to Covered Private Placements, a subset of the private placement securities currently covered by Special Value. As noted above, Applicants will rely on MassMutual with respect to Joint Investments in Non-Negotiated Private Placements.

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VI.	Benefits to Shareholders

The requested relief will provide several benefits to shareholders of the Funds. The Funds will be able to participate in a larger number and greater variety of transactions. The Funds would no longer be limited in their ability to participate in attractive and appropriate investment opportunities. In addition, when engaging in Joint Investments, the Funds and the Unregistered Accounts, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Fund or Unregistered Account could obtain on its own, and increase their bargaining power to negotiate more favorable terms.

VII.	Protective Measures

The Conditions set forth in this Application ensure that the proposed Joint Investments are consistent with the protection of each Fund’s investors and with the purposes intended by the policy and provisions of the Act. The protections offered by the Conditions would ensure that all Funds and Unregistered Accounts participating in a Joint Investment will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant. In addition, each decision by a Fund to participate in a Joint Investment will need to be approved by the Independent Trustees of the Fund to ensure that the terms of the proposed Joint Investment are fair and reasonable, do not involve overreaching and are consistent with the investment objectives and policies set forth in filings with the Commission. The Conditions also ensure that VEAC and the Funds will obtain and retain the required records in connection with all Joint Investments.

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VIII.	Consideration by the Independent Trustees

The Independent Trustees have reviewed this Application, have discussed these matters among themselves, with their independent counsel and with representatives of VEAC at meetings of the Independent Trustees held on December 6, 2006 and March 13-14, 2007, and have determined that it is in the best interest of each of the Funds and its shareholders to obtain the Order.

IX.	Conclusion

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 6(c) and Rule 17d-1 of the Act for an exemption from the provisions of Section 17(d) and Rule 17d-1.

X.	Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1.

Each time that an Unregistered Account or a Fund proposes to acquire Covered Private Placements, the acquisition of which would be consistent with the investment objectives and policies of another Fund, VEAC will offer the other Fund the opportunity to acquire a pro rata amount (based upon amounts available for investment by all Funds and Unregistered Accounts participating in the transaction) of such Covered Private Placements up to the entire amount being offered to it. If one Fund declines the offer or accepts a portion of the Covered Private Placements offered to it, but one or more other Funds accept the Covered Private Placements offered, that portion of the Covered Private Placements declined by the Fund may be allocated to the other Funds or Unregistered

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Accounts, based on their amounts available for investment. For purposes of the foregoing, the phrase “amounts available for investment” means the Total Available Capital, which includes available leverage so long as such leverage is able to be drawn.

2.

(a) Prior to any Joint Investment in which a Fund proposes to participate, the Fund’s Van Eck Adviser will make an initial determination of whether the acquisition of the Covered Private Placement is consistent with the investment objectives and policies of the Fund. If the Fund’s Van Eck Adviser determines that the acquisition of the Covered Private Placements would be consistent with the investment objectives and policies of the Fund, the Fund’s Van Eck Adviser will then determine whether participation in the investment opportunity is appropriate for the Fund and, if so, the appropriate amount that the Fund should invest. If the aggregate of the amount recommended by the Fund’s Van Eck Adviser to be invested by the Fund in such Joint Investment and the amount proposed to be invested by any other Fund and any Unregistered Accounts in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by the Funds and the Unregistered Accounts participating in the transaction. The Fund’s Van Eck Adviser will provide the Independent Trustees with information concerning the amount of capital the Funds and the Unregistered Accounts have available for investment in order to assist the Independent Trustees with their review of the Fund’s investments for compliance with these allocation features.

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(b) After making the determinations required in (a) above, the Fund’s Van Eck Adviser will submit written information concerning the Joint Investment, including the amount proposed to be acquired by the Fund, any other Funds, and any Unregistered Account, to the Independent Trustees. A Fund may engage in Joint Investments in a Covered Private Placement only if a majority of the Independent Trustees who have no direct or indirect financial interest in the transaction (“Required Majority”) determine that: (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned; (ii) the transaction is consistent with the Fund’s investment objectives and policies as recited in its registration statement and its reports to shareholders; and (iii) the Joint Investment by another Fund or Unregistered Account would not disadvantage the Fund, and participation by the Fund would not be on a basis different from or less advantageous than that of the other participants.

3.

If a Fund’s Van Eck Adviser determines that a Fund should not acquire any Covered Private Placements offered to it pursuant to Condition 1 above, the Fund’s Van Eck Adviser will submit its determination to the Independent Trustees for approval.

4.

The Funds and any Unregistered Accounts shall acquire Covered Private Placements in reliance on the Order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each Fund and any Unregistered Accounts participating in the Joint

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Investment. When more than one Fund proposes to engage in a Joint Investment in the same Covered Private Placement, the Independent Trustees shall review the transaction and make the determinations set forth in Condition 2 above, on or about the same time.

5.

Except as described below, no Fund may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights with respect to a Covered Private Placement, unless each Unregistered Account and any other Fund holding the Covered Private Placement make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such Covered Private Placement. If an Unregistered Account or a Fund anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding, the Fund’s Van Eck Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each Fund and submit the recommendation to the Independent Trustees. That recommendation will include an explanation why a Fund or an Unregistered Account is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Follow-On Investment or exercise, a Fund must obtain approval for the transaction as set forth in Condition 2 above. Transactions pursuant to this Condition 5 will be subject to the other Conditions set forth in this Application.

6.	No Unregistered Account or Fund will sell, exchange or otherwise dispose of any interest in any Covered Private Placement acquired pursuant to the Order unless

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each other Fund holding such Covered Private Placement or any interests therein has the opportunity to dispose of the interests at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its holdings of the Covered Private Placement. With respect to any such transaction, the Fund’s Van Eck Adviser will formulate a recommendation as to the proposed participation by a Fund and submit the recommendation to the Independent Trustees. The Fund will dispose of such Covered Private Placement to the extent the Independent Trustees, upon the affirmative vote of the Required Majority, determines that the disposition is in the best interests of the Fund, is fair and reasonable, and does not involve overreaching of the Fund or its shareholders by any person concerned.

7.

The expenses, if any, associated with acquiring, holding, or disposing of any Covered Private Placement (including, without limitation, the expenses of the distribution of any securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by one or more Van Eck Advisers under the relevant investment management agreements with the Funds and the Unregistered Accounts, be shared by the Funds and the Unregistered Accounts in proportion to the relative amounts of such Covered Private Placement held or being acquired or disposed of, as the case may be, by the Funds and the Unregistered Accounts.

8.

The Independent Trustees will be provided quarterly for their review all information concerning Joint Investments made by any of the Funds and the Unregistered Accounts, including investments made by the Unregistered Accounts in which any of the Funds declined to participate, so that the

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Independent Trustees may determine whether all investments made during the preceding quarter, including those investments in which any of the Funds declined to participate, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness of the standards established for Joint Investment by the Funds, including whether the use of the standards continues to be in the best interests of the Funds and their shareholders and does not involve overreaching on the part of any person concerned.

9.

Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by a Fund in reliance on the Order in a Covered Private Placement of any entity if the Fund’s Van Eck Adviser knows or reasonably should know that another Fund or Unregistered Account or any affiliated person of such Fund or Unregistered Account then currently holds a security issued by that entity.

10.

Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by section 17(e)(2) of the Act) received in connection with a transaction entered into in reliance on the requested Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction. If any transaction fee is to be held by a Fund’s Van Eck Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Fund’s Van Eck Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the Act, and the account will earn a competitive rate of interest

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that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction. A Fund’s Van Eck Adviser will receive no additional compensation or remuneration of any kind as a result of or in connection with a Join Investment, or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of a Covered Private Placement that is not shared pro rata with the Joint Investing Funds and Unregistered Accounts.

11.

Each Fund will comply with the fund governance standards as defined in Rule 0-l(a)(7) under the Act. Each Fund will maintain and preserve all records required by Section 31 of the Act and any other provisions of the Act and the rules and regulations under the Act applicable to such Fund. The Funds will maintain the records required by Section 57(f)(3) of the Act as if each of the Funds were a business development company and the Joint Investments and any Follow-On Investments (or exercise of warrants, conversion rights or other rights) were approved under Section 57(f).

XI.	Procedural Matters

Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Joseph J. McBrien, Esq.

Senior Vice President and General Counsel

Van Eck Associates Corporation

335 Madison Avenue, 19th Floor

New York, NY 10017-4632

(212) 293-2031

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With copies to:

Philip H. Newman, Esq.

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1558

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Joseph J. McBrien is authorized to sign and file this document on behalf of VEAC and VEARA pursuant to the general authority vested in him as a Senior Vice President of each of VEAC and VEARA; on behalf of GEO LP pursuant to its Limited Partnership Agreement; and on behalf of VEF and WWIT pursuant to the general authority vested in him as a Senior Vice President of each of VEF and WWIT and pursuant to each of VEF’s and WWIT’s board resolution quoted below. Charles Cameron is authorized to sign and file this document on behalf of GEO Ltd. pursuant to its Articles of Association. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1, Exhibit A-2 and Exhibit A-3 of this Application.

At a meeting held on December 6, 2006, the Boards of Trustees of VEF and WWIT unanimously adopted the following resolution authorizing the filing of this Application on behalf of VEF and WWIT, which resolution remains in full force and effect:

VOTED:

That the officers of Van Eck Funds and Van Eck Worldwide Insurance Trust (collectively, the “Trusts”) be, and each hereby is, on behalf of the Trusts, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Funds to (i) invest in private placement securities jointly with other unregistered accounts managed by VEAC, (ii) make follow-on investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

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XII.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the Act granting the relief sought by this Application. Applicants submit that the exemption is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Dated: December 31, 2009

VAN ECK FUNDS

By: /s/ Joseph J. McBrien

Name: Joseph J. McBrien

Title: Senior Vice President

VAN ECK WORLDWIDE INSURANCE
TRUST

By: /s/ Joseph J. McBrien

Name: Joseph J. McBrien

Title: Senior Vice President

GLOBAL ENERGY OPPORTUNITY
PARTNERS LP

By: Van Eck Absolute Return

Advisers Corp., its General Partner

By: /s/ Joseph J. McBrien

Name: Joseph J. McBrien

Title: Senior Vice President

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GLOBAL ENERGY OPPORTUNITY
FUND, LTD.

By: /s/ Charles T. Cameron

Name: Charles T. Cameron

Title: Director

VAN ECK ASSOCIATES
CORPORATION

By: /s/ Joseph J. McBrien

Name: Joseph J. McBrien

Title: Senior Vice President

VAN ECK ABSOLUTE RETURN
ADVISERS CORPORATION

By: /s/ Joseph J. McBrien

Name: Joseph J. McBrien

Title: Senior Vice President

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EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 31, 2009 for and on behalf of Van Eck Associates Corporation (“VEAC”), a Delaware corporation, Van Eck Absolute Return Advisers Corporation (“VEARA”), a Delaware corporation, Van Eck Funds (“VEF”), a Massachusetts business trust and Van Eck Worldwide Insurance Trust (“WWIT”), a Massachusetts business trust; that he is a Senior Vice President of each of VEAC, VEARA, VEF and WWIT; and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien
Name: Joseph J. McBrien Title: Senior Vice President

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EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 31, 2009 for and on behalf of Global Energy Opportunity Partners LP (“GEO LP”), a Delaware limited partnership; that he is a Senior Vice President of Van Eck Absolute Return Advisers Corporation, the General Partner of GEO LP; and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien
Name: Joseph J. McBrien Title: Senior Vice President of Van Eck Absolute Return Advisers Corporation, the General Partner of Global Energy Opportunity Partners LP

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EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated December 31, 2009 for and on behalf of Global Energy Opportunity Fund, Ltd. (GEO Ltd.), a company incorporated and existing under the laws of the Cayman Islands; that he is a Director of GEO Ltd.; and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Charles T. Cameron
Name: Charles T. Cameron

Title: Director

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